EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the periods shown has been computed by dividing earnings (income from continuing operations before income taxes, income from equity investees and fixed charges) by fixed charges (interest expense including amortization of debt issuance costs). Interest expense includes the portion of operating rental expense which we believe is representative of the interest component of rental expense.

	Fiscal Year Ended December 31,					Six months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(Dollars in thousands)
Income (loss) from continuing operations before income taxes and income from equity investees	$34,913	$38,420	$(79,795)	$61,938	$88,593	$39,284	$46,297
Adjustments to Earnings:
Fixed charges	14,000	16,157	23,097	20,447	12,737	7,765	5,859

Earnings as adjusted	$48,913	$54,577	$(56,698)	$82,385	$101,330	$47,049	$52,156
Fixed Charges:
Interest expense (including amortization of debt issuance costs)	$12,714	$14,399	$20,971	$18,348	$10,483	$6,597	$4,596
Interest relating to rental expense	1,286	1,758	2,126	2,099	2,254	1,168	1,263

Total fixed charges	$14,000	$16,157	$23,097	$20,447	$12,737	$7,765	$5,859

Ratio of earnings to fixed charges	3.49	3.38	—(1)	4.03	7.96	6.06	8.90

(1)	Earnings were not sufficient to cover fixed charges during the year ended December 31, 2000 by $79.8 million; all other periods had sufficient income to cover charges.